Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Boots & Coots International Well Control, Inc. (the “Company”) for the registration of 26,462,137 shares of its common stock and to the incorporation by reference of our report dated November 15, 2005, with respect to the combined balance sheets of the Hydraulic Well Control Business of Oil States International, Inc. as of December 31, 2004 and 2003, and the related combined statements of operations, stockholder equity, and cash flows for each of the three years in the period ended December 31, 2004 included in the Company’s Definitive Proxy Statement (Schedule 14A), filed with the Securities and Exchange Commission on January 30, 2006.

/s/ Ernst & Young LLP

Houston, Texas
March 17, 2006